SIGNING DAY SPORTS, INC.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

November 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC. 20549

Attn:	Charli Gibbs-Tabler
Matthew Crispino

Re:	Signing Day Sports, Inc.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No. 333-271951

Dear Ms. Gibbs-Tabler and Mr. Crispino:

Reference is made to our letter, dated November 7, 2023, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Standard Time, on November 9, 2023. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

Signing Day Sports, Inc.

By:	/s/ Daniel D. Nelson
Daniel D. Nelson
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.